

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

<u>CCU S.A. ANNOUNCES THE CREATION OF A NEW SUBSIDIARY</u>

(Santiago, Chile, December 18, 2003) – CCU announces the creation of a new subsidiary, "Comercial e Industrial Calafquén S.A.", oriented to the production and marketing of all kind of food and beverage products. The creation of this new entity is part of the Company's strategy to diversify ECUSA's business, CCU's soft drink subsidiary, since the main objective of the new entity is to acquire part of Calaf's assets, a traditional chocolate and candy company with more that a century of history.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.